UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company (Issuer))

ADVENT CR, INC. (Name of Filing Person – Offeror)

ADVENT CR HOLDINGS, INC. (Name of Filing Person – Parent of Offeror)

ADVENT INTERNATIONAL GPE VI LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-A LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-B LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-C LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-D LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-E LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-F LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-G LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2008 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2009 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI–A LIMITED PARTNERSHIP

GPE VI GP LIMITED PARTNERSHIP

GPE VI GP (DELAWARE) LIMITED PARTNERSHIP

ADVENT INTERNATIONAL LLC

ADVENT INTERNATIONAL CORPORATION

(Name of Filing Persons – Other)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Advent CR, Inc.

75 State Street, 29th Floor

Boston, MA 02109

Attention: Steve Collins

Tel: 617-951-9400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110

Attention: Marilyn French, Esq.

Tel: 617-772-8319

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$397,496,295.00	$22,180.29

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 22,714,074 shares of common stock, par value $0.01 per share (the “Common Stock”), of Charlotte Russe Holding, Inc. (“Charlotte Russe”), including the associated rights to purchase shares of Series A Junior Preferred Stock, par value $0.01 per share, of Charlotte Russe (collectively with the Common Stock, the “Shares”), issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares and (ii) the offer price of $17.50 per Share. The calculation of the filing fee is based on Charlotte Russe’s representation of its capitalization as of August 11, 2009.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $22,180.29	Filing Party: Advent CR, Inc.; Advent CR Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 31, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 is filed by Advent CR, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-C Limited Partnership, a Delaware limited partnership, Advent International GPE VI-D Limited Partnership, a Delaware limited partnership, Advent International GPE VI-E Limited Partnership, a Delaware limited partnership, Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership, Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership, Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership, and Advent Partners GPE VI–A Limited Partnership, a Cayman Islands limited partnership, GPE VI GP Limited Partnership, a Cayman Islands limited partnership, GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership, Advent International LLC, a Delaware limited liability company, and Advent International Corporation, a Delaware corporation, under cover of Schedule TO, which amends and supplements the original Tender Offer Statement filed by Purchaser and Parent under cover of Schedule TO with the United States Securities and Exchange Commission on August 31, 2009 (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”).

The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein or to the extent specifically provided in the schedules and exhibits hereto, each of which is hereby expressly incorporated by reference herein.

Item 1. Summary Term Sheet.

Item 1 of this Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Summary Term Sheet by amending and restating the fifth and sixth sentence of the first paragraph of the Summary Term Sheet as follows:

“Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of such information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities or taken from, or based upon, those documents and records filed with the SEC are untrue or incomplete in any material respect.”

Item 1 of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Summary Term Sheet by amending and restating the last sentence of the first paragraph of the Summary Term Sheet as follows:

“The terms “Sponsors” and “Advent” are defined below and the term “Advent GP Entities” is defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.” All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 3. Identity and Background of Filing Person.

Item 3(a), (b) and (c) of this Schedule TO is hereby amended and supplemented as follows:

Item 3(a), (b), (c) of this Schedule TO is hereby amended and supplemented by adding the Sponsors, Advent and the Advent GP Entities (as defined below) as filing persons.

Item 3(a), (b) and (c) of this Schedule TO is hereby further amended and supplemented by amending and restating the information set forth in the Offer to Purchase under The Tender Offer – Section 9 – “Certain Information Concerning Purchaser, Parent, and the Sponsors” as follows:

“General. The Offer is being made by Purchaser, a recently-formed Delaware corporation and a wholly-owned subsidiary of Parent. Purchaser and Parent were formed for the purpose of (i) entering into the Merger Agreement, and (ii) making this Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with this Offer. Purchaser was formed on July 21, 2009 under the laws of the State of Delaware. Purchaser is wholly-owned by Parent, which was formed on July 21, 2009. Purchaser and Parent are affiliates of the following entities:

•

Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI”), Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-A”), Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-B”), Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-F”), and Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-G,” and collectively with Advent GPE VI, Advent GPE VI-A, Advent GPE VI-B and Advent GPE VI-F, the “Group A Funds”);

•

Advent International GPE VI-C Limited Partnership, a Delaware limited partnership (“Advent GPE VI-C”), Advent International GPE VI-D Limited Partnership, a Delaware limited partnership (“Advent GPE VI-D”), and Advent International GPE VI-E Limited Partnership, a Delaware limited partnership (“Advent GPE VI-E,” and collectively with Advent GPE VI-D and Advent GPE VI-E, the “Group B Funds”);

•

Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership (“Advent Partners 2008”), Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership (“Advent Partners 2009”), and Advent Partners GPE VI–A Limited Partnership, a Cayman Islands limited partnership (“Advent Partners VI-A,” and collectively with Advent Partners 2008 and Advent Partners 2009, the “Group C Funds”) (each of the Group A Funds, Group B Funds and Group C Funds is referred to individually as a “Sponsor” and collectively as the “Sponsors”);

•	GPE VI GP Limited Partnership, a Cayman Islands limited partnership (“Advent CI GP”), which is the general partner of each of the Group A Funds;
•	GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership (“Advent DE GP”), which is the general partner of each of the Group B Funds;
•

Advent International LLC, a Delaware limited liability company (“Advent LLC,” and collectively with Advent CI GP and Advent DE GP, the “Advent GP Entities”), which is the general partner of each of the Group C Funds, Advent CI GP and Advent DE GP; and

•	Advent International Corporation, a Delaware corporation (“Advent”), which is the sole manager of Advent LLC.

Each of the Sponsors is managed by Advent pursuant to a management agreement, and while the Advent GP Entities have signing authority for the Sponsors, each of the Advent GP Entities is ultimately managed by Advent.

The principal place of business of each of Purchaser, Parent, Advent, the Sponsors and the Advent GP Entities is 75 State Street, 29th Floor, Boston, Massachusetts 02109, and their phone number is (617) 951-9400.

Founded in 1984, Advent is one of the world’s leading global buyout firms, with offices in 15 countries on four continents. A driving force in international private equity for 25 years, Advent has built an unparalleled global platform of over 140 investment professionals across Western and Central Europe, North America, Latin America and Asia. The firm focuses on international buyouts, strategic repositioning opportunities and growth buyouts in five core sectors, working actively with management teams to drive revenue growth and earnings improvements in portfolio companies. Since inception, Advent International has raised $24 billion in private equity capital and, through its buyout programs, has completed more than 250 transactions valued at approximately $45 billion in 35 countries. Further information related to Advent can be found on its website at http://www.adventinternational.com. The information contained in, accessible from or connected to Advent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any filings with the SEC. The website address referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Additional Information. The name, citizenship, business address, current principal occupation (including the name and business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of the Purchaser, Parent, the Sponsors and Advent are set forth in Schedule A to this Offer to Purchase. The Advent GP Entities do not have any directors or executive officers.

Neither Purchaser, Parent, the Sponsors, Advent nor the Advent GP Entities, nor any of the listed persons on Schedule A to this Offer to Purchase, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Neither Purchaser, Parent, the Sponsors, Advent nor the Advent GP Entities, nor any of the listed persons on Schedule A to this Offer to Purchase, was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, the Sponsors, Advent nor the Advent GP Entities nor, to the knowledge of Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities, any of the persons or entities listed in Schedule A to this Offer to Purchase, on the one hand, and (i) Charlotte Russe or any of its affiliates that are not natural persons, on the other hand, concerning transactions with an aggregate value of more than one percent of Charlotte Russe’s consolidated revenues for the fiscal year when the transaction occurred, or the past portion of the current fiscal year, if the transaction occurred in the current year; or (ii) any executive officer, director or affiliate of Charlotte Russe that is a natural person, on the other hand, where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

Except as set forth elsewhere in this Offer to Purchase or the Merger Agreement, (i) neither Purchaser, Parent, the Sponsors, Advent nor the Advent GP Entities nor, to the knowledge of the Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities, any of the persons or entities listed in Schedule A to this Offer to Purchase, beneficially owns or has a right to acquire any Shares or any other equity securities of Charlotte Russe and (ii) neither Purchaser, Parent, the Sponsors, Advent nor the Advent GP Entities nor, to the knowledge of the Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Charlotte Russe during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, the Sponsors, Advent nor the Advent GP Entities nor, to the knowledge of the Purchaser, Parent, the Sponsors, Advent of the Advent GP Entities, any of the persons or entities listed in Schedule A to this Offer to Purchase, on the one hand, and Charlotte Russe or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Based on the information provided by Charlotte Russe, all of Charlotte Russe’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all of their Shares, including shares of Common Stock underlying their Restricted Stock, which, as applicable, will no longer be subject to forfeiture provisions, held of record or beneficially by such persons immediately prior to the Expiration Date, and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition to, and concurrent with the execution of the Merger Agreement, Purchaser and Parent also entered into a Commitment Letter as defined and more fully described in Section 11 – “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements.” The Sponsors have provided capital commitments sufficient to pay the Offer Price and all related fees and expenses of the Offer, and neither the Offer nor the Merger is subject to any financing condition. See Section 12 – “Source and Amount of Funds.””

Item 3(a), (b) and (c) of this Schedule TO is hereby further amended and supplemented by amending and restating the third paragraph of Schedule A to the Schedule TO as follows:

“The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Advent. Each of the Sponsors is managed by Advent. Unless otherwise indicated, the business address of each such person is c/o Advent International Corporation at 75 State Street, 29th Floor, Boston, Massachusetts 02109, the phone number at such location is (617) 951-9400 and each such person is a citizen of the United States.”

Item 4. Terms of the Transaction.

Item 4 of this Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Summary Term Sheet by amending and restating the fourth and fifth sentence of the first paragraph of the Summary Term Sheet as follows:

“Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of such information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities or taken from, or based upon, those documents and records filed with the SEC are untrue or incomplete in any material respect.”

Item 4 of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Summary Term Sheet by amending and restating the last sentence of the first paragraph of the Summary Term Sheet as follows:

“The terms “Sponsors” and “Advent” are defined below and the term “Advent GP Entities” is defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.” All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 4 of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the last sentence of the first paragraph of the Introduction as follows:

“All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 4 of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the second to last paragraph of the Introduction as follows:

“The information concerning Charlotte Russe contained in this Offer to Purchase has been provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities by Charlotte Russe or has been taken from, or is based upon, publicly-available documents or records of Charlotte Russe on file with the SEC or other public sources at the time of the Offer. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of that information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Parent and Purchaser or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. None of Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities assume any responsibility for the accuracy or completeness of the information concerning Charlotte Russe contained in this Offer to Purchase or for any failure by Charlotte Russe to disclose events which may have occurred or may affect the significance or accuracy of any information in this Offer to Purchase. The terms “Sponsors,” “Advent,” the “Advent GP Entities” are defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.””

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5(b) of this Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under The Tender Offer – Section 10 – “Background of the Offer; Contacts with Charlotte Russe” by amending and restating the first paragraph of that Section as follows:

“The following information was prepared by Purchaser, Parent, the Sponsors, Advent, the Advent GP Entities and Charlotte Russe. Information about Charlotte Russe was provided by Charlotte Russe, and none of Purchaser, Parent, the Sponsors, Advent, the Advent GP Entities or Dealer Manager takes any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Advent or its representatives did not participate. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Section 10 — “Background of the Offer; Contacts with Charlotte Russe” are untrue. Information about Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities was provided by those parties, and Charlotte Russe does not take any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Charlotte Russe or its representatives did not participate.”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6(a), (c)(1-7) of this Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the last sentence of the first paragraph of the Introduction as follows:

“All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 6(a), (c)(1-7) of this Schedule TO are hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the second to last paragraph of the Introduction as follows:

“The information concerning Charlotte Russe contained in this Offer to Purchase has been provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities by Charlotte Russe or has been taken from, or is based upon, publicly-available documents or records of Charlotte Russe on file with the SEC or other public sources at the time of the Offer. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of that information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Parent and Purchaser or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. None of Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities assume any responsibility for the accuracy or completeness of the information concerning Charlotte Russe contained in this Offer to Purchase or for any failure by Charlotte Russe to disclose events which may have occurred or may affect the significance or accuracy of any information in this Offer to Purchase. The terms “Sponsors,” “Advent,” the “Advent GP Entities” are defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.””

Item 6(a), (c)(1-7) of this Schedule TO are hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under The Tender Offer – Section 10 – “Background of the Offer; Contacts with Charlotte Russe” by amending and restating the first paragraph of that Section as follows:

“The following information was prepared by Purchaser, Parent, the Sponsors, Advent, the Advent GP Entities and Charlotte Russe. Information about Charlotte Russe was provided by Charlotte Russe, and none of Purchaser, Parent, the Sponsors, Advent, the Advent GP Entities or Dealer Manager takes any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Advent or its representatives did not participate. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Section 10 — “Background of the Offer; Contacts with Charlotte Russe” are untrue. Information about Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities was provided by those parties, and Charlotte Russe does not take any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Charlotte Russe or its representatives did not participate.”

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Item 9(a) of this Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the last sentence of the first paragraph of the Introduction as follows:

“All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 9(a) of this Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the second to last paragraph of the Introduction as follows:

“The information concerning Charlotte Russe contained in this Offer to Purchase has been provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities by Charlotte Russe or has been taken from, or is based upon, publicly-available documents or records of Charlotte Russe on file with the SEC or other public sources at the time of the Offer. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of that information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Parent and Purchaser or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. None of Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities assume any responsibility for the accuracy or completeness of the information concerning Charlotte Russe contained in this Offer to Purchase or for any failure by Charlotte Russe to disclose events which may have occurred or may affect the significance or accuracy of any information in this Offer to Purchase. The terms “Sponsors,” “Advent,” the “Advent GP Entities” are defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.””

Item 11. Additional Information.

Item 11(a)(2) and (3) of the Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under The Tender Offer – Section 13 – “Conditions of the Offer” and under The Tender Offer – Section 15 –“Certain Legal Matters” by adding the following paragraph after the last paragraph of Section 13 and after the last paragraph of the subsection entitled “Antitrust” in Section 15:

“On September 14, 2009, Purchaser and Parent were notified by the Premerger Notification Office of the FTC and the Antitrust Division of the DOJ that early termination of the HSR waiting period has been granted with respect to the Offer and the Merger, and that the waiting period has terminated. Accordingly, the HSR Condition has been satisfied.”

Item 11(a)(5) of the Schedule TO is hereby amended and restated by amending and supplementing the information set forth in the Offer to Purchase under “The Tender Offer – Section 15 –“Certain Legal Matters” by adding the following paragraph immediately before “The Tender Offer – Section 16 – “Fees and Expenses.”

“Litigation.

Subsequent to the announcement of the Offer, a class action complaint was filed on September 2, 2009 in the Superior Court of San Diego County, California, captioned Dalesandro v. Charlotte Russe Holding, Inc., No. 37-2009-00097524-CU-BT-CTL (Cal. Super. Ct. Sept. 2, 2009) (the “Dalesandro Complaint”). The Dalsesandro Complaint names as defendants Charlotte Russe, the members of the Charlotte Russe Board and Advent. The Dalesandro Complaint alleges that the members of the Charlotte Russe Board, aided and abetted by Charlotte Russe and Advent, breached their fiduciary duties to Charlotte Russe’s stockholders in connection with the Merger Agreement, the Offer and the Transactions and seeks to enjoin the Offer in addition to seeking other equitable and monetary relief. With respect to the Dalesandro Complaint, Advent believes that the plaintiffs’ allegations against it lack merit and will contest them vigorously. Based on the disclosures in Amendment No. 2 to the Schedule 14D-9, the Company also believes that the plaintiffs’ allegations against the Company and the Charlotte Russe Board lack merit and will contest them vigorously.

A second class action complaint was filed on September 4, 2009 in the Superior Court of San Diego County, California, captioned Superior Partners v. Blitzer, No. 37-2009-00097747-CU-SL-CTL (Cal. Super. Ct. Sept. 4, 2009) (the “Superior Partners Complaint”). The Superior Partners Complaint names as defendants Charlotte Russe, the members of the Charlotte Russe Board and Advent. The Superior Partners Complaint alleges that the members of the Charlotte Russe Board, aided and abetted by Advent, breached their fiduciary duties to Charlotte Russe’s stockholders in connection with the Merger Agreement, the Offer and the Transactions and seeks damages and a declaration that members of the Charlotte Russe Board, aided and abetted by Advent, breached their fiduciary duties to Charlotte Russe’s stockholders in connection with the Merger Agreement, the Offer and the Transactions and seeks to enjoin the Offer in addition to seeking other equitable and monetary relief. With respect to the Superior Partners Complaint, Advent believes that the plaintiffs’ allegations against Advent lack merit and will contest them vigorously. Based on the disclosures in Amendment No. 2 to the Schedule 14D-9, the Company also believes that the plaintiffs’ allegations against the Company and the Charlotte Russe Board lack merit and will contest them vigorously.”

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth on the cover page of the Offer to Purchase by amending and restating the last sentence of the first paragraph of the cover page as follows:

“All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires. The terms “Sponsors,” “Advent,” and the “Advent GP Entities” are defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.””

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Summary Term Sheet by amending and restating the fifth and sixth sentence of the first paragraph of the Summary Term Sheet as follows:

“Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of such information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities or taken from, or based upon, those documents and records filed with the SEC are untrue or incomplete in any material respect.”

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Summary Term Sheet by amending and restating the last sentence of the first paragraph of the Summary Term Sheet as follows:

“The terms “Sponsors” and “Advent” are defined below and the term “Advent GP Entities” is defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.” All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the second to last paragraph of the Introduction as follows:

“The information concerning Charlotte Russe contained in this Offer to Purchase has been provided to Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities by Charlotte Russe or has been taken from, or is based upon, publicly-available documents or records of Charlotte Russe on file with the SEC or other public sources at the time of the Offer. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have not independently verified the accuracy and completeness of that information. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Charlotte Russe provided to Parent and Purchaser or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. None of Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities assume any responsibility for the accuracy or completeness of the information concerning Charlotte Russe contained in this Offer to Purchase or for any failure by Charlotte Russe to disclose events which may have occurred or may affect the significance or accuracy of any information in this Offer to Purchase. The terms “Sponsors,” “Advent,” the “Advent GP Entities” are defined in Section 9 — “Certain Information Concerning Purchaser, Parent and the Sponsors.””

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Introduction by amending and restating the last sentence of the first paragraph of the Introduction as follows:

“All references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser, Parent, the Sponsors, Advent or the Advent GP Entities as the context requires.”

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under The Tender Offer – Section 10 – “Background of the Offer; Contacts with Charlotte Russe” by amending and restating the first paragraph of that Section as follows:

“The following information was prepared by Purchaser, Parent, the Sponsors, Advent, the Advent GP Entities and Charlotte Russe. Information about Charlotte Russe was provided by Charlotte Russe, and none of Purchaser, Parent, the Sponsors, Advent, the Advent GP Entities or Dealer Manager takes any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Advent or its representatives did not participate. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities have no knowledge that would indicate that any statements contained in this Section 10 — “Background of the Offer; Contacts with Charlotte Russe” are untrue. Information about Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities was provided by those parties, and Charlotte Russe does not take any responsibility for the accuracy or completeness of the information regarding meetings or discussions in which Charlotte Russe or its representatives did not participate.”

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under The Tender Offer – Section 17 – “Miscellaneous” by amending and restating the first sentence of the second paragraph of that Section as follows:

“Purchaser and Parent filed the Schedule TO (including exhibits) with the SEC on August 31, 2009, in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer. Purchaser, Parent, the Sponsors, Advent and the Advent GP Entities subsequently filed an amendment to the Schedule TO on September 16, 2009.”

Item 11(b) of this Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under The Tender Offer – Section 17 – “Miscellaneous” by amending and restating the last paragraph of that Section as follows:

“No person has been authorized to give any information or make any representation on behalf of Parent , Purchaser, the Sponsors, Advent or the Advent GP Entities not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Sponsors, Advent, the Advent GP Entities, Charlotte Russe or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.”

Item 12.Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Exhibit Name

(a)(5)(J)	Complaint filed in the Superior Court of San Diego County, California, captioned Dalesandro v. Charlotte Russe Holding, Inc., No. 37-2009-00097524-CU-BT-CTL (Cal. Super. Ct. Sept. 2, 2009).
(a)(5)(K)	Complaint filed in the Superior Court of San Diego County, California, captioned Superior Partners v. Blitzer, No. 37-2009-00097747-CU-SL-CTL (Cal. Super. Ct. Sept. 4, 2009).

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Advent CR, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent CR Holdings, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI – A Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:      GPE VI GP (Delaware) Limited Partnership, General Partner

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP (Delaware) Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International LLC

By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International Corporation

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Date: September 16, 2009